UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS Savings Plan (the "Plan") is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The UPS Qualified Stock Ownership Plan (the "QSOP") was a voluntary defined contribution plan established for employees of UPS and certain subsidiaries of UPS who were not members of a collective bargaining unit and who satisfied the participation requirements of the QSOP. Effective January 1, 2009, the QSOP was discontinued as a separate plan and the UPS Class A common stock investment was added to the Plan as a new investment option called the UPS Stock Fund.

UPS Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2012 and 2011,
Supplemental Schedules as of and for the
Year Ended December 31, 2012, and
Report of Independent Registered Public Accounting Firm

UPS SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of and Participants in the
UPS Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the UPS Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012, and (2) reportable transactions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 26, 2013

UPS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011
(In thousands)

	2012	2011
ASSETS:
Participant-directed investments — at fair value (Note 3)	$5,109,857	$4,565,388
Receivables:
Notes receivable from participants	35,161	34,817
Participant contributions	14,218	1
Employer contributions	21,001	—
Investment income	20	1,256
Total receivables	70,400	36,074

Total assets	5,180,257	4,601,462
LIABILITIES:
Accounts payable	1,140	877
Total liabilities	1,140	877

NET ASSETS AVAILABLE FOR BENEFITS	$5,179,117	$4,600,585
See notes to financial statements.

UPS SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(In thousands)

	2012	2011

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$4,600,585	$4,548,042
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	247,498	234,421
Employer contributions (Note 1)	100,841	55,662
Participant rollovers	1,478	2,857
Interest and dividend income	30,280	36,340
Total additions	380,097	329,280

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Transfers from Plan (Note 1)	—	(43,941)
Benefits to Plan participants	(258,033)	(230,264)
Administrative expenses (Note 2)	(4,471)	(4,596)
Total deductions	(262,504)	(278,801)

OTHER CHANGES IN NET ASSETS — Net appreciation in fair
value of investments	460,939	2,064

NET INCREASE IN PLAN ASSETS	578,532	52,543

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$5,179,117	$4,600,585

See notes to financial statements.

UPS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

General - The UPS Savings Plan (the “Plan”) is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan document for more complete information.
The Plan became effective July 1, 1988, and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the 2012 Internal Revenue Service (IRS) yearly limit of $17,000, on a pretax and/or Roth basis under the rules of Section 401(k) of the Internal Revenue Code (IRC) and also allows for contributions on an after‑tax basis, subject to IRS yearly contribution limits, as discussed below.
Transfers from Plan - During one-time transfer opportunities in 2011, three groups of eligible employees transferred their assets held in the Plan to another eligible plan:

•
Nearly 800 UPS Freight employees elected to transfer their assets held in the Plan to the Teamsters/UPS National 401(k) Tax Deferred Savings Plan. The asset transfer took place on August 1, 2011 and totaled approximately $37.7 million.

•
Nearly 100 International Association of Machinists and Aerospace Workers (“I.A.M.”) employees elected to transfer their assets held in the Plan to the I.A.M. National 401(k) Savings Plan. The asset transfer took place on September 26, 2011 and totaled approximately $3.8 million.

•
62 Flight Dispatchers elected to transfer their assets held in the Plan to the UPS Flight Dispatchers 401(k) Savings Plan. The asset transfer took place on January 7, 2011 and totaled approximately $1.8 million.

Additionally, transfers out of the Plan may occur as individuals withdraw from the Plan and remove assets from their respective brokerage accounts.

Employer Contributions - Effective January 1, 2011, UPS reinstated employer-matching contributions to the Plan. Employer contributions were $100.841 and $55.662 million for 2012 and 2011, respectively.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant's entire account is 100% vested at all times. Participants may make voluntary contributions in one of three ways: pretax, after tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:

•	Participants may elect to contribute up to 35% of their eligible compensation on a pretax basis or as a Roth 401(k), or any combination of the two, to the Plan.

•
Participants may defer up to 100% on a pretax basis or to the Roth 401(k), or any combination of the two, of a Management Incentive Program (MIP) cash award / discretionary day pay. MIP is part of the UPS Incentive Compensation Plan and participants are determined annually by the Compensation Committee of the UPS Board of Directors.

•	Participants may contribute an additional 5% after tax of their eligible compensation to the Plan.

•
Participants age 50 and older or who will turn 50 during the Plan year are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 10% of their eligible compensation subject to a maximum of $5,500 for 2012. The maximum catch-up contribution may be indexed each year for inflation.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not roll over participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including UPS Class A common stock, short-term investments and common and collective trust funds. Within the self‑managed account, participants can purchase mutual funds and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan document for more complete information concerning the Plan's investment options.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined.
Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions as stated above. Participants should refer to the Plan document for more complete information concerning the Plan's benefit payment options.
Notes Receivable from Participants - The Plan provides for loans in cases of hardship or residential loans only. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.00% to 10.50% as of December 31, 2012. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - ING provides recordkeeping and administrative services to the Plan. State Street Global Services serves as the trustee for all assets of the Plan, with the exception of the UPS Stock Fund. BNY Mellon is the trustee for Class A shares of UPS Stock in the UPS Stock Fund.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all readily available marketable securities. The value of each share of Class A common stock held by the Plan at December 31, 2012 and 2011, is equal to the price of a share of Class B common stock as reported by the New York Stock Exchange. Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds at December 31, 2012.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as, held during the year.
The Plan also offers a self-managed account option. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan document. UPS provides certain accounting and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Administrative fees for 2012 and 2011 were as follows (in thousands):

	2012	2011
Investment advisory and management fees	$1,300	$1,488
Plan administrator fees	3,171	3,108
Total administrative expenses	$4,471	$4,596

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Excess Contributions Payable - The Plan is required to return contributions to participants in the event certain non‑discrimination tests defined under the IRC are not satisfied. For both 2012 and 2011, the Plan passed the non-discrimination tests and the Plan was therefore not required to refund contributions to any Plan participants.
New Accounting Standards - ASU No. 2011-04 - The financial statements reflect the prospective adoption of FASB ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends ASC 820, as of the beginning of the year ended December 31, 2012. ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011 and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of ASU 2011-04 had no impact on the Plan's statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011 (in thousands):

	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common Stock	$104,130	$—	$—	$104,130
Mutual Funds	73,943	—	—	73,943
Interest-bearing cash	613	—	—	613
Common and collective trusts:
Multi-asset funds	—	358,064	—	358,064
Lifestyle funds	—	613,703	—	613,703
Fixed-income funds	—	405,247	—	405,247
Equity funds	—	2,154,056	—	2,154,056
U.S. government securities	—	352,532	—	352,532
UPS Stock Fund	1,047,569	—	—	1,047,569
Total investments — at fair value	$1,226,255	$3,883,602	$—	$5,109,857

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common Stock	$86,826	$—	$—	$86,826
Mutual Funds	61,007	—	—	61,007
Other	1,070	—	—	1,070
Interest-bearing cash	517	—	—	517
Common and collective trusts:
Multi-asset funds	—	196,609	—	196,609
Lifestyle funds	—	471,962	—	471,962
Fixed-income funds	—	461,663	—	461,663
Equity funds	—	1,855,205	—	1,855,205
Real estate funds	—	64,556	—	64,556
U.S. government securities	—	362,628	—	362,628
UPS Stock Fund	1,003,345	—	—	1,003,345
Total investments — at fair value	$1,152,765	$3,412,623	$—	$4,565,388
* The investments within the self-managed accounts are 100% participant directed and include a variety of categories of common stock, mutual funds and other investments.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Units of the collective trust funds are valued at the net asset value of its underlying investments. There are no unfunded commitments for these funds, the redemption frequency is immediate and there are no other redemption restrictions.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2012 and 2011, there were no transfers between levels.

4.	INVESTMENTS
Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows (in thousands):

	2012	2011
State Street Bank & Trust Russell 2000 Fund Series A (10,501,933 and 10,541,025 units, respectively)	$320,151	$275,521
BlackRock Equity Index Fund F (45,163,999 and 45,236,587 units, respectively)	1,081,678	933,683
State Street Bank & Trust Standard & Poor’s Midcap Fund (11,715,219 and 11,808,178 units, respectively)	458,791	392,173
BlackRock Short Term Bond Index Fund (34,393,376 and 35,832,849 units respectively)	352,532	362,628
United Parcel Service, Inc. Class A Common Stock (14,208,183 and 13,708,768 units, respectively)	1,047,569	1,003,345

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows (in thousands):

	2012	2011

Self-managed accounts	$14,836	$(15,195)

Registered investment companies:
State Street Bank & Trust Company U.S. Short Term Government Credit Bond Index Non-Lending Series Fund	**	1,522
Total registered investment companies	**	1,522

Common and collective trusts:
State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	9,904	57,357
State Street Bank & Trust Standard & Poor’s 500 Index Fund	**	(2,190)
State Street Bank & Trust Global Equity ex U.S. Index Fund	3,609	(3,639)
State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	1,557	(877)
State Street Bank & Trust U.S. Intermediate Government Bond Index Fund	**	3,361
State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	986	1,331
State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	2,657	(846)
State Street Bank & Trust U.S. High Yield Bond Index Fund	1,491	91
State Street Bank & Trust World ex U.S. Index Fund	38,309	(45,260)
State Street Bank & Trust Russell 2000 Fund Series A	45,524	(13,024)
State Street Bank & Trust Standard & Poor’s Midcap Fund	69,759	(9,163)
State Street Bank & Trust Daily EAFE Fund Series SL	**	13,031
State Street Bank & Trust Passive Bond Market Fund	2,674	1,692
State Street Bank & Trust SSGA Age Based Income Fund	3,701	1,532
State Street Bank & Trust SSGA Age Based 2010 Fund	1,187	495
State Street Bank & Trust SSGA Age Based 2015 Fund	13,456	6,693
State Street Bank & Trust SSGA Age Based 2020 Fund	3,804	1,082
State Street Bank & Trust SSGA Age Based 2025 Fund	17,467	5,484
State Street Bank & Trust SSGA Age Based 2030 Fund	2,553	396
State Street Bank & Trust SSGA Age Based 2035 Fund	18,553	1,855
State Street Bank & Trust SSGA Age Based 2040 Fund	2,402	(41)
State Street Bank & Trust SSGA Age Based 2045 Fund	6,019	(9)
State Street Bank & Trust SSGA Age Based 2050 Fund	1,491	(33)
State Street Bank & Trust SSGA Age Based 2055 Fund	181	(4)
State Street Bank & Trust SSGA U.S. Government/Credit Bond Index SL Fund	**	870
State Street Bank & Trust Emerging Markets Index Fund	6,454	(9,242)
BlackRock Equity Index Fund F	149,476	(31,315)
BlackRock Short Term Bond Index Fund	4,542	4,379
BlackRock Bond Market Index Fund	9,094	12,624
BlackRock U.S. TIPS Index Fund F	3,924	5,369
BlackRock Emerging Markets Non-Lendable Index Fund F	**	1,199
BlackRock UPS Strategic Completion Non-Lendable Index Fund F	9,467	**
BlackRock U.S. Real Estate Index Fund F	9,766	3,354
Total common and collective trusts	440,007	6,552

UPS common stock	6,096	9,185

Net appreciation in fair value of investments	$460,939	$2,064

**	Investment does not have appreciation / (depreciation) value for respective year

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed UPS by a letter dated August 26, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company filed a determination letter application on January 29, 2010 in line with the Determination Letter staggered cycle; however, UPS and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan is undergoing routine audit procedures by the IRS for the 2008 and 2009 Plan years. At this point, no issues have been identified.

6.	PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by State Street Global Advisors (“State Street”) or the BlackRock Institutional Trust Company (“BlackRock”). State Street Global Services and ING are the trustee and recordkeeper, respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $3.171 and $2.269 million for the years ended December 31, 2012 and 2011, respectively. Fees paid by the Plan for investment management services were $1.300 and $1.227 million for the years ended December 31, 2012 and 2011, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the Plan held 14,208,183 and 13,708,768 shares of common stock of the Company with a fair value of $1.048 and $1.003 billion and a cost basis of $842.853 and $810.424 million, respectively. During the year ended December 31, 2012, the Plan recorded dividend income on UPS common stock of $31.983 million.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2012, is as follows (in thousands):

Net assets available for benefits per the financial statements	$5,179,117
Adjustment for deemed distributions from participant loans	(1,000)
Net assets available for benefits per Form 5500	$5,178,117

Net increase in plan assets per the financial statements	$578,532
Adjustment for deemed distributions from participant loans	13
Total income per Form 5500 (including transfers of assets)	$578,545

SUPPLEMENTAL SCHEDULES

UPS SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	612,686 shares	**	$612,686
*	State Street Bank Money Market Fund Government Short Term Investment Fund	152,267,062 shares	**	152,267,062

	Total short-term investments			152,879,748

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	State Street Bank & Trust Standard & Poor’s 500 Index Fund	224,479 units	**	69,444,054
*	State Street Bank & Trust Global Equity ex U.S. Index Fund	2,368,646 units	**	22,421,601
*	State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	251,830 units	**	9,880,314
*	State Street Bank & Trust U.S. Intermediate Government Bond Index Fund	1,352,998 units	**	70,859,219
*	State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	950,694 units	**	14,946,814
*	State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	771,359 units	**	11,197,048
*	State Street Bank & Trust U.S. High Yield Bond Index Fund	800,552 units	**	10,921,130
*	State Street Bank & Trust World ex U.S. Index Fund	25,011,891 units	**	247,167,505
*	State Street Bank & Trust Standard & Poor’s Midcap Fund	11,715,219 units	**	458,791,390
*	State Street Bank & Trust Russell 2000 Fund Series A	10,501,933 units	**	320,151,437
*	State Street Bank & Trust SSGA Target Retirement Income SL Series Fund	3,064,888 units	**	46,273,675
*	State Street Bank & Trust SSGA Target Retirement Income 2010 SL Fund	905,122 units	**	14,303,636
*	State Street Bank & Trust SSGA Target Retirement Income 2015 SL Fund	8,348,706 units	**	122,124,865
*	State Street Bank & Trust SSGA Target Retirement Income 2020 SL Fund	2,429,199 units	**	39,333,594
*	State Street Bank & Trust SSGA Target Retirement Income 2025 SL Fund	10,143,832 units	**	145,421,982
*	State Street Bank & Trust SSGA Target Retirement Income 2030 SL Fund	1,530,330 units	**	24,356,731
*	State Street Bank & Trust SSGA Target Retirement Income 2035 SL Fund	10,111,674 units	**	138,701,830
*	State Street Bank & Trust SSGA Target Retirement Income 2040 SL Fund	1,325,179 units	**	20,822,532
*	State Street Bank & Trust SSGA Target Retirement Income 2045 SL Fund	3,366,074 units	**	46,539,340
*	State Street Bank & Trust SSGA Target Retirement Income 2050 SL Fund	1,179,114 units	**	13,267,392
*	State Street Bank & Trust SSGA Target Retirement Income 2055 SL Fund	228,329 units	**	2,557,288
*	State Street Bank & Trust Emerging Markets Index Fund	1,965,107 units	**	54,054,195
*	BlackRock Equity Index Fund F	45,163,999 units	**	1,081,677,769
*	BlackRock Short Term Bond Index Fund	34,393,376 units	**	352,532,106
*	BlackRock Bond Market Index Fund	9,080,394 units	**	252,979,764
*	BlackRock UPS Strategic Completion Fund	13,239,871 units	**	140,607,434
	Total common and collective trust investments			3,731,334,645

*	United Parcel Service, Inc.	14,208,183 shares of Class A Common Stock	842,852,692	1,047,569,337

	Investments in self-managed fund		**	178,073,360

	Total investments at fair value			$5,109,857,090
*	Various notes receivable from participants	Interest rates between 4.00% – 10.50% and maturities ranging up to 15 years	**	35,160,836
	Total notes receivable from participants and investments at fair value			$5,145,017,926

*	Party-in-interest

**	Cost information is not required as all investments are participant-directed

UPS SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Series of transactions:
BlackRock	BlackRock UPS Strategic Completion Fund	$171,865,260	$40,724,837	$39,250,552	$212,590,097	$1,474,285

UPS	United Parcel Service, Inc. Class A Stock	$197,144,621	$159,016,447	$121,904,865	$356,161,068	$37,111,582

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS Savings Plan

Date: June 27, 2013	By:	/S/ DANIEL H. DISMUKES
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP.